Exhibit  1  -  Press  Release

FOR  IMMEDIATE  RELEASE

Contacts:     Thomas  A.  Jenuleson          Tom  Goyda  or  Beth  Randolph
              Chief  Financial  Officer      Shandwick
              (800)  444-3954                (314)  436-6565


                     ALLIED HEALTHCARE PRODUCTS' CEO RESIGNS

ST. LOUIS, July 28, 1999 -- Allied Healthcare Products, Inc. (NASDAQ:AHPI) announced today that Uma Nandan Aggarwal, its president, chief executive officer and a director since November 1996, has resigned to pursue other interests. A search for a new chief executive is underway and the company anticipates that a successor will be named in the near future.
     "Our new CEO will work with our board and management team to address the challenges facing Allied and return the company to profitability," said John D. Weil, the company's chairman. "We appreciate what Uma Aggarwal has done to stabilize Allied's operations and strengthen its balance sheet, and wish him the best in his future endeavors."
     Chief Financial Officer Thomas A. Jenuleson, 53, will serve as acting CEO of the company until a permanent CEO is selected. Jenuleson joined Allied in March of this year and had previously been vice president-finance of Metal Container Corporation, one of the Anheuser-Busch companies.
     Allied Healthcare Products, Inc. is a leading manufacturer of respiratory therapy equipment, medical gas equipment and emergency medical products used in a wide range of hospital and alternate site settings.

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